Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. (the “Company”) are invited to the Extraordinary Shareholders’ Meeting to be held on September 8, 2015, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1o Appointment of two shareholders to sign the minutes.

2o Extension of the maximum period of three years in which Price Waterhouse & Co. SRL will carry out the audit work, in accordance with the provisions set by Article 28 of Chapter III of Title II of RULES (NT 2013 and mod.), for fiscal years 2016, 2017 and 2018.

Notes:

1.	Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before September 2, 2015 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th Floor, Buenos Aires, so that the shares can be registered in the Meeting’s Attendance Record Book.

2.	Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).

Pedro A. Richards

Attorney-in-law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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